Mail Stop 3561

December 21, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Manuel G. Estrada
Chief Financial Officer
11 North Water Street, Suite 18290
Mobile, Alabama 36602

       Re: **International Shipholding Corporation**
               Form 10-K for the year ended December 31, 2006
               Filed March 9, 2007
               File No. 001-10852

Dear Mr. Estrada:

We have reviewed your response letter dated December 12, 2007 and amended Form 10-K/A and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K/A for the year ended December 31, 2006

1. We note your amended Form 10-K includes the audited financial statements of BSH for the year ended December 31, 2005 and the unaudited financial statements of BSH for the year ended December 31, 2004 and the nine months ended September 30, 2006. Please note that financial statements filed under Rule 3-09 of Regulation S-X, whether audited or unaudited, should include a complete set of financial statements. Please revise to include the statements of cash flows, statements of changes in stockholders equity, and if possible, notes to the financial statements, for the year ended December 31, 2004 and nine months ended September 30, 2006.

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You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief